FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2007 No.1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On March 15, 2007, the Registrant announced an equity private placement of its ordinary shares and warrants to US institutional investors.

Attached hereto are the press release and forms of agreements entered into in connection with the announced transaction:

Exhibit 99.1	Press release dated March 15, 2007

Exhibit 99.2	Form of Securities Purchase Agreement

Exhibit 99.3	Disclosure Schedules to the Securities Purchase Agreement

Exhibit 99.4	Form of Registration Rights Agreement

Exhibit 99.5	Schedule 6(b) to the Registration Rights Agreement

Exhibit 99.6	Form of Series I Warrant

Exhibit 99.7	Form of Series II Warrant

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2007	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary